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May 25, 2011 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	OUR FILE NUMBER 0706695-00084 WRITER’S DIRECT DIAL (212) 408-2440 WRITER’S E-MAIL ADDRESS wkuesel@omm.com

Re:	Rexnord Corporation Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Rexnord Corporation (formerly known as Rexnord Holdings, Inc.) (the “Registrant”), enclosed for filing by electronic submission with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, is a Registration Statement on Form S-1 (the “Registration Statement”), including exhibits.

In accordance with Rule 3a of the Informal and Other Procedures of the Commission, the Registrant has remitted by wire transfer $51,795.00 to the U.S. Treasury designated lockbox depository at the U.S. Bank of St. Louis, Missouri, which amount represents the difference between the filing fee of $81,270.00 and the amount previously paid in connection with the Registrant’s Registration Statement on Form S-1 filed with the Commission on July 18, 2008 (Registration No. 333-152397).

Please do not hesitate to contact the undersigned at (212) 408-2440 with any questions or comments regarding the Registration Statement.

Sincerely,

/s/ William B. Kuesel

cc:	Patricia M. Whaley, Esq.
(Rexnord Corporation)